UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hypercom Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44913M105

(CUSIP Number)

Albert Liu

VeriFone Systems, Inc.

2099 Gateway Place, Suite 600

San Jose, California 95110

(408) 232-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44913M105
1.	Names of Reporting Persons. VeriFone Systems, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,544,000(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,544,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the common stock, par value $0.001 per share (the “Issuer Common Stock”), of Hypercom Corporation (the “Issuer”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Support Agreement described in Items 3, 4, 5 and 6 hereof. Neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by VeriFone Systems, Inc. that it is beneficial owner of any of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act of 1934, or for any other purpose, and any such beneficial ownership is expressly disclaimed.
(2)	The percentage calculation is based on 55,515,330 shares of Issuer Common Stock outstanding as of November 16, 2010, as disclosed by the Issuer in the Agreement and Plan of Merger, dated November 17, 2010, among the Issuer, VeriFone Systems, Inc. and Honey Acquisition Co, and assumes the exercise of the warrant held by FP Hypercom Holdco, LLC into 10,544,000 shares of Issuer Common Stock (the maximum number of shares issuable thereunder).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Issuer Common Stock”), of Hypercom Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 8888 East Raintree Drive, Suite 300, Scottsdale, Arizona 85260.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by VeriFone Systems, Inc., a Delaware corporation (“VeriFone”).

(b) The principal business address of VeriFone is 2099 Gateway Place, Suite 600, San Jose, California 95110.

(c) The principal business of VeriFone is to design and market payment systems and solutions that enable electronic payment transactions and value-added services at the point of sale.

(a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of VeriFone is set forth in Schedule I hereto, and is incorporated by reference. Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of the United States.

(d)-(e) During the last five years, VeriFone has not, nor, to the knowledge of VeriFone, have any of the persons listed on Schedule I hereto been, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Support Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into among VeriFone, FP Hypercom Holdco, LLC (“FP”) and Francisco Partners II, L.P. (together with FP, the “FP Parties”). The FP Parties entered into the Support Agreement as an inducement to VeriFone and Merger Sub (as defined below) to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). VeriFone did not pay additional consideration to the FP Parties in connection with the execution and delivery of the Support Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

(a)-(b)

Merger Agreement

On November 17, 2010, VeriFone entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Honey Acquisition Co., a Delaware corporation and a wholly owned subsidiary of VeriFone (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving entity and as a wholly owned subsidiary of VeriFone (the “Merger”).

At the effective time and as a result of the Merger, the Issuer’s stockholders will receive, for each share of Issuer Common Stock issued and outstanding (other than shares of Issuer Common Stock that are owned by VeriFone or the Issuer or any direct or indirect wholly-owned subsidiary of the Issuer and in each case not held on behalf of third parties) 0.23 shares of common stock, par value $0.01 per share, of VeriFone.

The description of the Merger and the Merger Agreement herein does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto, and is incorporated into this Schedule 13D by reference. The Merger Agreement has been attached as an exhibit to this Schedule 13D in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about VeriFone, the Issuer, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of VeriFone, the Issuer or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by VeriFone and the Issuer.

Support Agreement

VeriFone has been informed by the FP Parties that as of November 17, 2010, FP held a warrant (the “FP Warrant”) to purchase 10,544,000 shares of Issuer Common Stock (the “Warrant Shares”). In order to induce VeriFone and Merger Sub to enter into the Merger Agreement, the FP Parties entered into a Support Agreement with VeriFone, dated as of November 17, 2010 ( the “Support Agreement”). Pursuant to the Support Agreement, the FP Parties have agreed, among other things, to the extent FP exercises the FP Warrant, in whole or in part, on or prior to any record date for any meeting of holders of shares of Issuer Common Stock relating to the Merger or any other merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Issuer or its subsidiaries (each such meeting, a “Stockholder Meeting”), to deliver to VeriFone an irrevocable proxy to vote the Warrant Shares at every such Stockholder Meeting and at every adjournment or postponement thereof: (a) in favor of adoption of the Merger Agreement and approval of the Merger and the transactions contemplated thereby and (b) against any action or agreement that would compete with, or materially impeded, interfere with or that would reasonably be expected to discourage the Merger or inhibit the timely consummation of the Merger.

In addition, the FP Parties have agreed that they will not deposit any of their Warrant Shares or any New Shares (as defined below) in a voting trust or subject any of their Warrant Shares or New Shares to any arrangement with respect to the voting of such shares other than agreements entered into with VeriFone.

The FP Parties have also agreed that they will not (a) solicit proxies or become a participant in a solicitation in opposition to or competition with the consummation of the Merger or otherwise assist any party in taking or planning any action which would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Merger or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (b) directly or indirectly encourage, initiate or cooperate in a stockholders’ vote or action by consent of the Issuer’s stockholders in opposition to or in competition with the consummation of the Merger, or (c) become a member of a group with respect to any voting securities of the Issuer for the purpose of opposing or competing with the consummation of the Merger.

The FP Parties have further agreed that any shares of Issuer Common Stock acquired or purchased by them other than the Warrant Shares (“New Shares”) shall also be subject to the terms of the Support Agreement to the same extent as if they constituted Warrant Shares.

The Support Agreement terminates upon the earliest to occur of (i) the Closing (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement. The description of the Support Agreement herein does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit 2 hereto, and is incorporated into this Schedule 13D by reference.

(c) Pursuant to the terms of the Merger Agreement, VeriFone has agreed that its obligation to use reasonable best efforts to obtain certain required regulatory approvals in connection with the Merger includes an obligation, subject to limitations described in the Merger Agreement, to hold separate or divest businesses or assets of VeriFone, the Issuer or its subsidiaries. Such limitations include a provision providing that VeriFone is not obligated to sell or dispose of businesses or assets that, in the aggregate, produced aggregate gross revenues in an amount in excess of $124 million for VeriFone, the Issuer and their respective subsidiaries during the 2009 fiscal year.

(d) It is intended that upon consummation of the Merger, the directors of Merger Sub shall be the directors of the surviving corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

(e)-(f) Upon consummation of the Merger, the Issuer will become a wholly owned subsidiary of VeriFone. Otherwise, no determinations have been made regarding material changes in the Issuer’s business or corporate structure.

(g) Pursuant to the Merger Agreement, upon consummation of the Merger, the certificate of incorporation and by-laws of Merger Sub shall be the certificate of incorporation and by-laws of the surviving corporation.

(h) The Merger Agreement provides that, prior to the closing date of the Merger, the Issuer shall cooperate with VeriFone and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and policies of the New York Stock Exchange (the “NYSE”) to enable the delisting by the surviving corporation of the shares of Issuer Common Stock Shares from the NYSE.

(i) Upon consummation of the Merger, the Issuer Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, VeriFone currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although VeriFone reserves the right to develop such plans).

Except as set forth in this Schedule 13D, the Merger Agreement and the Support Agreement, which are incorporated by reference, none of VeriFone or, to the best of each VeriFone’s knowledge, any of the individuals or entities named in Schedule I hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) By virtue of the Support Agreement, VeriFone may be deemed to share with the FP Parties the power to vote the Warrant Shares subject to the Support Agreement, to the extent FP exercises the FP Warrant, in whole or in part, on or prior to any record date for any Stockholder Meeting. As a result of the Support Agreement, VeriFone may be deemed to be the beneficial owner of the Warrant Shares subject to the Support Agreement, or up to 10,544,000 Warrant Shares (the maximum number of shares of Issuer Common Stock issuable thereunder) representing up to 16.0% of the outstanding shares of Issuer Common Stock (based on 55,515,330 shares of Issuer Common Stock outstanding as of November 16, 2010, as disclosed by the Issuer in the Merger Agreement). VeriFone, however, hereby disclaims beneficial ownership of the Warrant Shares subject to the Support Agreement, and neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by VeriFone that it is beneficial owner of any of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act of 1934, or for any other purpose.

(c) On October 19, 2010, VeriFone acquired 100 shares of Issuer Common Stock at a purchase price of $6.22 per share through an ordinary brokerage transaction. On November 12, 2010, such shares were sold at a sales price of $6.42 per share through an ordinary brokerage transaction.

Except as described in this Schedule 13D, there have been no transactions in the shares of the Issuer Common Stock effected by VeriFone or, to the best of VeriFone’s knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, VeriFone anticipates it will acquire the entire equity interest in the Issuer pursuant to the Merger Agreement. Other than the Merger Agreement and the Support Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among VeriFone or, to the best of VeriFone’s knowledge, any person or entity listed on Schedule I hereto, and any person with respect to the Issuer Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of November 17, 2010 among Hypercom Corporation, VeriFone Systems, Inc. and Honey Acquisition Co. (incorporated by reference to Exhibit 2.1 of VeriFone Systems, Inc.’s Current Report on Form 8-K filed with the SEC on November 19, 2010)

Exhibit 2	Support Agreement, dated as of November 17, 2010, by and among VeriFone Systems, Inc., FP Hypercom Holdco, LLC and Francisco Partners II, L.P. (incorporated by reference to Exhibit 10.1 of VeriFone Systems, Inc.’s Current Report on Form 8-K filed with the SEC on November 19, 2010)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2010

VERIFONE SYSTEMS, INC.

By:	/S/ ALBERT LIU
Name:	Albert Liu
Title:	Senior Vice President and General Counsel

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 1	Agreement and Plan of Merger, dated as of November 17, 2010 among Hypercom Corporation, VeriFone Systems, Inc. and Honey Acquisition Co. (incorporated by reference to Exhibit 2.1 of VeriFone Systems, Inc.’s Current Report on Form 8-K filed with the SEC on November 19, 2010)

Exhibit 2	Support Agreement, dated as of November 17, 2010, by and among VeriFone Systems, Inc., FP Hypercom Holdco, LLC and Francisco Partners II, L.P. (incorporated by reference to Exhibit 10.1 of VeriFone Systems, Inc.’s Current Report on Form 8-K filed with the SEC on November 19, 2010)

Schedule I

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VeriFone Systems, Inc. is set forth below. The business address of each director and executive officer is 2099 Gateway Place, Suite 600, San Jose, California 95110. Each director and executive officer is a citizen of the United States, other than Douglas Bergeron, who is a citizen of Canada, and Eitan Raff, who is a citizen of Israel.

Name	Present Principal Occupation or Employment

Douglas Bergeron	Chief Executive Officer and Director, VeriFone Systems, Inc.

Robert Dykes	Senior Vice President and Chief Financial Officer, VeriFone Systems, Inc.

Jeff Dumbrell	Executive Vice President, VeriFone Systems, Inc.

Albert Liu	Senior Vice President, General Counsel and Corporate Secretary, VeriFone Systems, Inc.

Elmore Waller	Executive Vice President, Integrated Solutions, VeriFone Systems, Inc.

Eliezer Yanay	President of VeriFone Israel and Executive Vice President, Continental Europe, South East Europe and Asia, VeriFone Systems, Inc.

Robert W. Alspaugh	Director, VeriFone Systems, Inc.

Dr. Leslie G. Denend	Director, VeriFone Systems, Inc.

Alex W. Hart	Director, VeriFone Systems, Inc.; Chairman of the Board and Director, SVB Financial Corp.; Director, Fair Isaac Corporation; Director, Global Payments, Inc.; Director, eHarmony.com

Robert B. Henske	Director, VeriFone Systems, Inc.; Managing Director, Hellman & Friedman LLC

Richard A. McGinn	Director, VeriFone Systems, Inc.; General Partner, RRE Ventures; General Partner, MR Investment Partners

Eitan Raff	Director, VeriFone Systems, Inc.; Financial Consultant, Wolfson Clore Mayer Ltd.

Charles R. Rinehart	Director and Non-Executive Chairman, VeriFone Systems, Inc.

Jeffrey E. Stiefler	Director, VeriFone Systems, Inc.; Venture Partner, Emergence Capital Partners